Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-1

Game Your Game, Inc.

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Equity	Common stock, $0.001 par value per share	(1)	Other	22,222,200	$1.7751	$39,446,627.22	0.0001381	$5,447.58

Total Offering Amounts:							$39,446,627.22		5,447.58
Total Fees Previously Paid:									0.00
Total Fee Offsets:									0.00
Net Fee Due:									$5,447.58

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Offering Note(s)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”). The offering price per share and aggregate offering price are based upon the average of the high and low prices per share of common stock of Game Your Game, Inc. (the “Company”), par value $0.001 per share (the “Common Stock”), as reported on the Nasdaq Capital Market on August 19, 2026.

The shares of Common Stock registered hereunder consist of up to 22,222,200 shares of Common Stock issuable upon conversion of all the shares of Series A convertible preferred stock, par value $0.001 per share (the “Series A Preferred Stock”), issuable to Streeterville Capital, LLC (“Streeterville”), pursuant to that certain Securities Purchase Agreement, dated as of June 30, 2026, by and between the Company and Streeterville.

Pursuant to Rule 416 under the Securities Act, there are also being registered an indeterminable number of additional shares of Common Stock as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.